

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Vlad Coric
Chief Executive Officer
Biohaven Ltd.
215 Church Street
New Haven, CT 06510

> **Re: Biohaven Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 11, 2022**
> **CIK No. 0001935979**

Dear Vlad Coric:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Downes, Esq.